UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 12, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

ICOP Digital, Inc.

File No. 333-123827 - CF#24719

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ICOP Digital, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form SB-2 registration statement filed on April 4, 2005, as amended.

Based on representations by ICOP Digital, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.10	through February 10, 2015
Exhibit 10.11	through February 10, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel